NEWS RELEASE

Pan American Silver Discovers New High-grade Veins at the La Colorada Mine

Vancouver, B.C. – March 5, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports new drill results from the southeastern and eastern Candelaria zones of the La Colorada mine in Zacatecas, Mexico. Exploration drilling between the Cristina and San Gerónimo systems has resulted in the discovery of at least four new veins and associated contact-related replacement mineralization featuring wide mineralized intercepts with high silver, gold, and base metal grades.
"Exploration at La Colorada continues to deliver exceptional results, highlighted most recently by the discovery of at least four new high-grade veins in the southeastern Candelaria zone," said Christopher Emerson, Senior Vice President of Exploration and Geology. "With silver assays exceeding 1,000 g/t in 40% of the reported drill holes, many with attendant high base-metal and gold grades, the discovered structures indicate the potential to add to the mineral resources at La Colorada, which we look forward to reporting in our mineral reserve and mineral resource update as at June 30, 2026. Importantly, these exploration results further substantiate our revised approach for a phased development plan at La Colorada that targets the higher grade zones of the vein mine and skarn deposit."
The results summarized in this news release are from drilling completed between November 2025 and January 2026, comprising 17,774 metres in 38 holes, and build on the results previously reported in news releases dated September 8, 2025 and December 1, 2025. All intercepts are reported as estimated true widths in metres ("m"), unless indicated otherwise.
Please refer to the "La Colorada Drill Result Highlights" table in this news release for additional details. The full table of drill results, collars, plans and long sections for this period is available at https://panamericansilver.com/operations-2/silver-segment/la-colorada/ together with previously reported drill results for La Colorada.
EXPLORATION HIGHLIGHTS
San Gerónimo, Cristina and new Secondary Veins
Drilling between the Cristina and San Gerónimo systems in the southeastern Candelaria Mine has resulted in the discovery of at least four new veins and associated contact-related replacement mineralization. These features exhibit wide mineralized intercepts characterized by high silver, gold, and base metals grades. The currently defined Filomena, Nicolasa, Bernardina and Josefina veins, together with their associated splays, form a structural cluster delineated over an approximate 500-metre strike length and a 500-metre vertical extent. These veins follow similar west-northwest trends, contributing to a combined strike length of approximately 2,500 metres between the previously recognized Cristina and San Gerónimo veins.
Mineralization widens near lithological contacts with a combination of vein and contact-related replacement styles. This reinterpretation constitutes a significant advancement that continues to drive exploration success in the southeastern zone.
An aggressive infill and extensional drilling campaign and underground development program is currently underway with the intention of expanding and defining this mineralized zone. A new exploration crosscut on Level 588, planned for a total of 570 metres, had advanced 170 metres by the end of January 2026. A second crosscut on Level 448 was initiated in the first quarter of 2026 to improve zone access and drill coverage.
Drill hole result highlights from the Cristina/Filomena and San Gerónimo vein systems include:
•S-153-25 with 11.60 m @ 241 g/t Ag, 0.81 g/t Au, 2.08% Pb, 4.48% Zn (Filomena vein)
•S-153-25 with 2.15 m @ 550 g/t Ag, 0.76 g/t Au, 0.34% Pb, 0.70% Zn (Splay)
•S-161-25 with 1.03 m @ 9,730 g/t Ag, 6.19 g/t Au, 2.62% Pb, 5.67% Zn (Cristina vein)
•S-161-25 with 2.26 m @ 286 g/t Ag, 0.34 g/t Au, 7.82% Pb, 7.99% Zn (Filomena vein)
•S-171-25 with 5.13 m @ 1,000 g/t Ag, 0.77 g/t Au, 3.69% Pb, 6.72% Zn (Filomena vein)

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•S-178-25 with 0.50 m @ 2,616 g/t Ag, 0.28 g/t Au, 1.84% Pb, 2.88% Zn (Splay)
•S-184-25 with 2.82 m @ 973 g/t Ag, 0.35 g/t Au, 0.62% Pb, 1.60% Zn (Splay)
•S-176-25 with 1.30 m @ 528 g/t Ag, 3.55 g/t Au, 2.78% Pb, 2.16% Zn (Cristina vein)
La Chona Breccia
Drilling has delineated the new La Chona Breccia as a vertically extensive brecciated zone with estimated widths of 10 to 65 metres within the same southeastern structural corridor. The breccia hosts wide intervals of locally elevated silver and base‑metal grades, further enhancing the exploration potential of the area.
Drill hole result highlights from the La Chona Breccia include:
•S-159-25 with 31.15 m @ 114 g/t Ag, 0.11 g/t Au, 0.25% Pb, 1.57% Zn (La Chona)
•Incl. with 10.01 m @ 204 g/t Ag, 0.17 g/t Au, 0.59% Pb, 1.40% Zn (La Chona)
•Incl. with 8.13 m @ 340 g/t Ag, 0.28 g/t Au, 0.58% Pb, 3.43% Zn (La Chona)
•S-176-25 with 65.63 m @ 101 g/t Ag, 0.12 g/t Au, 0.26% Pb, 2.54% Zn (La Chona)
•S-183-25 with 10.93 m @ 67 g/t Ag, 0.08 g/t Au, 1.35% Pb, 2.82% Zn (La Chona)
Eastern Extensions to Mariana and NC2 Veins
Drilling along the eastern extensions of the Mariana and NC2 veins in the northeastern Candelaria Mine continues to return high‑grade intercepts, extending known mineralization by approximately 200 metres to the east and infilling areas previously classified as inferred mineral resources. Results from this program will be incorporated in the mineral reserve and mineral resource update as at June 30, 2026.
Drill hole result highlights from the Mariana and NC2 vein system include:
•S-147-25 with 1.90 m @ 1,297 g/t Ag, 0.43 g/t Au, 2.66% Pb, 8.87% Zn (Mariana vein)
•S-160-25 with 1.09 m @ 1,173 g/t Ag, 0.36 g/t Au, 7.87% Pb, 6.72% Zn (Mariana vein)
•S-160-25 with 1.67 m @ 901 g/t Ag, 0.33 g/t Au, 1.20% Pb, 2.21% Zn (Estela vein)
•S-163-25 with 0.65 m @ 1,425 g/t Ag, 0.26 g/t Au, 1.04% Pb, 2.17% Zn (NC2 East vein)
•U-179-25 with 0.45 m @ 2,670 g/t Ag, 5.25 g/t Au, 1.70% Pb, 3.28% Zn (Mariana vein)
•U-179-25 with 1.26 m @ 1,040 g/t Ag, 0.35 g/t Au, 5.18% Pb, 10.74% Zn (NC2 East vein)
•S-181-25 with 9.27 m @ 332 g/t Ag, 0.27 g/t Au, 3.84% Pb, 8.44% Zn (NC2 East vein)
•U-207-25 with 0.22 m @ 10,305 g/t Ag, 0.66 g/t Au, 9.99% Pb, 16.00% Zn (NC2 East vein)
•S-188-25 with 3.53 m @ 275 g/t Ag, 0.21 g/t Au, 5.75% Pb, 10.80% Zn (NC2 East vein)
•U-210-25 with 1.00 m @ 796 g/t Ag, 1.73 g/t Au, 10.35% Pb, 1.69% Zn (Mariana vein)
•U-210-25 with 0.95 m @ 699 g/t Ag, 1.53 g/t Au, 3.69% Pb, 7.38% Zn (Splay)
La Colorada Drill Result Highlights
The following table provides the drill results for the La Colorada mine included in this news release.
Previous drill results that are not included in this table are available on our website at: https://panamericansilver.com/operations-2/silver-segment/la-colorada/

Hole ID	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
S-124-25	Gertrudis	744.15	744.75	0.60	0.34	431	0.16	0.06	0.98	1.12
S-129-25	Splay	650.95	651.40	0.45	0.04	390	0.04	0.05	0.03	0.08

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Hole ID	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
S-147-25	Splay	471.75	472.65	0.90	0.64	1,100	0.25	0.13	0.21	0.29
S-147-25	Mariana	848.65	851.65	3.00	1.90	1,297	0.43	0.31	2.66	8.87
S-152-25	Mariana	557.55	559.10	1.55	1.00	421	0.19	0.06	0.24	0.74
S-152-25	Jade	563.50	565.55	2.05	1.18	530	0.12	0.06	0.20	0.53
S-152-25	NC2 Este	565.55	566.65	1.10	0.78	41	0.05	0.01	0.06	0.24
S-153-25	Filomena	405.30	432.75	27.45	11.60	241	0.81	0.17	2.08	4.48
S-153-25	Splay	433.75	435.90	2.15	2.15	550	0.76	0.06	0.34	0.70
S-153-25	Chavela	453.90	455.40	1.50	0.51	418	0.23	0.06	0.40	1.11
S-153-25	San Gerónimo	520.70	521.75	1.05	0.60	237	0.51	0.07	0.27	0.80
S-153-25	Nicolasa	606.30	607.80	1.50	0.51	1,025	0.46	0.18	1.49	2.71
S-159-25	106	356.40	356.95	0.55	0.42	617	0.66	5.55	0.74	9.93
S-159-25	La Chona	406.45	480.15	73.70	31.15	114	0.11	0.08	0.25	1.57
Incl.	La Chona	406.45	417.10	10.65	10.01	204	0.17	0.13	0.59	1.40
Incl.	La Chona	455.25	463.90	8.65	8.13	340	0.28	0.08	0.58	3.43
S-160-25	Mariana	584.50	586.20	1.70	1.09	1,173	0.36	0.16	7.87	6.72
S-160-25	Estela	591.40	593.75	2.35	1.67	901	0.33	0.09	1.20	2.21
S-160-25	Jade	614.00	615.20	1.20	1.04	31	0.04	0.01	0.12	0.16
S-160-25	Rubi	619.95	620.45	0.50	0.25	130	0.10	0.04	0.32	0.71
S-160-25	NC2 Este	648.20	648.45	0.25	0.19	136	0.03	0.03	0.09	0.11
S-161-25	Cristina	353.00	354.10	1.10	1.03	9,730	6.19	1.22	2.62	5.67
S-161-25	Filomena	393.00	395.40	2.40	2.26	286	0.34	0.45	7.82	7.99
S-161-25	Chavela	514.70	514.90	0.20	0.17	1,470	0.18	0.22	0.82	3.08
S-161-25	Josefina	666.15	666.65	0.50	0.38	2,080	0.04	0.45	1.81	7.85
S-163-25	Mariana	612.55	613.55	1.00	0.94	708	0.12	0.08	1.68	2.63
S-163-25	NC2 Este	613.70	614.45	0.75	0.65	1,425	0.26	0.13	1.04	2.17
S-171-25	San Gerónimo	397.10	397.45	0.35	0.18	77	1.20	0.01	0.05	0.08
S-171-25	Splay	572.00	572.90	0.90	0.58	666	0.21	0.98	7.46	12.05
S-171-25	Filomena	663.50	670.75	7.25	5.13	1,000	0.77	0.29	3.69	6.72
S-171-25	SG3	678.00	679.00	1.00	0.64	739	0.02	0.59	4.19	5.35
S-173-25	Mariana	560.65	561.35	0.70	0.70	160	0.08	0.06	0.06	0.20
S-173-25	Int. Este 1.5	589.00	589.40	0.40	0.40	32	0.03	0.01	0.01	0.18
S-173-25	Estela	620.85	622.50	1.65	1.65	132	0.16	0.03	0.46	0.45
S-173-25	Jade	636.65	636.90	0.25	0.13	364	0.07	0.14	1.58	7.76
S-173-25	Rubi	644.65	644.90	0.25	0.14	1,229	0.29	0.47	0.74	0.69
S-173-25	NC2 Este	704.30	705.35	1.05	0.67	457	0.18	0.18	2.20	3.39
S-175-25	Mariana	635.55	635.95	0.40	0.20	162	0.02	0.03	0.04	0.14
S-175-25	NC2 Este	728.70	729.65	0.95	0.95	30	0.02	0.01	0.07	0.09
S-178-25	Cristina	521.80	524.45	2.65	0.69	665	0.27	0.27	0.61	0.62
S-178-25	Splay	531.00	531.65	0.65	0.50	2,616	0.28	0.48	1.84	2.88
S-189-25	Jade	658.95	659.35	0.40	0.26	594	0.34	0.16	1.31	3.99
S-189-25	Estela	680.20	681.05	0.85	0.15	320	0.06	0.07	0.19	0.07
S-189-25	NC2 Este	701.40	701.85	0.45	0.34	646	1.72	0.23	0.32	0.41
U-177-25	Sofia	37.65	37.85	0.20	0.17	375	0.15	0.12	0.52	0.98

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Hole ID	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
U-177-25	Mariana	49.85	52.20	2.35	2.01	306	0.20	0.13	1.11	1.84
U-177-25	Int. Este 1.5	93.25	93.45	0.20	0.13	79	0.05	0.03	0.39	2.68
U-177-25	Jade	108.85	109.40	0.55	0.19	473	0.11	0.24	3.97	1.43
U-177-25	Int. Este 2	136.45	138.00	1.55	1.34	182	0.09	0.01	0.03	0.06
U-177-25	Rubi	158.10	159.00	0.90	0.16	1,004	0.23	0.63	7.14	10.03
U-177-25	NC2 Este	220.10	226.90	6.80	5.21	198	0.31	0.13	0.78	4.54
U-179-25	BXHY01	48.10	61.20	3.75	2.93	288	0.15	0.15	1.35	2.20
U-179-25	Sofia	50.05	50.95	0.90	0.69	88	0.05	0.02	0.48	0.27
U-179-25	Mariana	63.80	64.50	0.70	0.45	2,670	5.25	0.61	1.70	3.28
U-179-25	Perla	66.70	67.15	0.45	0.12	68	0.10	0.02	0.54	0.87
U-179-25	Int. Este 1.5	95.90	96.15	0.25	0.23	69	0.05	0.06	0.56	0.72
U-179-25	Jade	115.25	116.50	1.25	0.43	49	0.21	0.03	1.32	2.21
U-179-25	Int. Este 2	125.85	126.65	0.80	0.27	81	0.25	0.60	0.86	2.05
U-179-25	NC2 Este	197.30	199.50	2.20	1.26	1,040	0.35	0.74	5.18	10.74
U-187-25	Sofia	95.85	96.10	0.25	0.16	1,147	0.17	0.32	15.10	2.70
U-187-25	San Juan	125.55	125.75	0.20	0.16	109	0.11	0.06	0.54	7.09
U-187-25	Manto Norte	171.00	172.70	1.70	1.41	102	0.07	0.05	1.30	3.57
U-192-25	Sofia	74.30	74.50	0.20	0.11	6,670	0.78	2.13	8.78	6.38
U-192-25	Manto Norte	163.60	165.15	1.55	1.34	147	0.12	0.13	1.37	3.80
U-194-25	Hyd. Bx	184.25	185.30	1.05	1.05	267	0.13	0.10	0.17	0.88
S-180-25	Mariana	762.55	762.80	0.25	0.22	458	0.11	0.06	0.59	0.66
S-176-25	Cristina	209.00	210.50	1.50	1.30	528	3.55	0.01	2.78	2.16
S-176-25	La Chona	399.50	501.60	102.10	65.63	101	0.12	0.07	0.26	2.54
S-183-25	La Chona	549.60	566.60	17.00	10.93	67	0.08	0.24	1.35	2.82
S-184-25	Bernardina	450.45	451.65	1.20	0.77	687	0.61	0.14	1.55	5.29
S-184-25	Splay	474.70	479.05	4.35	2.82	973	0.35	0.21	0.62	1.60
S-181-25	Mariana	650.10	651.20	1.10	0.46	253	0.11	0.03	0.34	0.21
S-181-25	Jade	685.50	686.00	0.50	0.21	168	0.14	0.03	0.15	0.25
S-181-25	NC2 Este	707.10	720.80	13.70	9.27	332	0.27	0.32	3.84	8.44
U-218-25	Veta3	86.15	86.70	0.55	0.50	198	0.04	0.03	0.11	0.14
U-200-25	NC2 Este	40.25	41.00	0.75	0.57	3	0.02	0.01	0.02	0.06
U-206-25	NC2 Este	43.05	43.40	0.35	0.18	702	0.25	0.13	0.50	0.17
U-207-25	NC2 Este	62.70	63.05	0.35	0.22	10,305	0.66	1.54	9.99	16.00
S-188-25	Mariana	915.65	916.90	1.25	0.88	568	0.41	0.51	3.29	6.29
S-188-25	Skarn Mineralization	950.00	953.65	3.65	UNK*	126	0.08	0.06	0.97	1.82
S-188-25	NC2 Este	959.85	965.05	5.20	3.53	275	0.21	0.24	5.75	10.80
U-210-25	Mariana	127.80	129.10	1.30	1.00	796	1.73	0.34	10.35	1.69
U-210-25	Splay	136.35	138.25	1.90	0.95	699	1.53	0.29	3.69	7.38
U-210-25	Splay	142.80	143.80	1.00	0.50	886	0.60	0.56	19.13	20.56
U-210-25	Splay	207.50	211.90	4.40	1.86	588	0.62	0.24	4.44	11.07
U-217-25	Splay	86.65	87.45	0.80	0.75	867	0.34	1.39	5.28	7.35
U-01-26	Estela	133.25	140.75	7.50	5.75	146	0.41	0.17	1.76	4.29
U-01-26	Int. Este 2	152.20	154.75	2.55	1.95	165	0.50	0.14	4.15	9.82

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Hole ID	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
U-01-26	Jade	156.45	157.70	1.25	0.25	133	0.14	0.07	5.96	8.83
U-01-26	Skarn Mineralization	157.70	184.05	26.35	UNK*	22	0.10	0.02	1.11	2.52
U-212-25	Mariana	80.90	81.40	0.50	0.17	756	0.21	0.29	5.56	12.92
U-212-25	Estela	109.05	110.30	1.25	0.80	235	0.31	0.29	0.96	1.92
U-212-25	Int. Este 1.5	115.70	116.35	0.65	0.11	1,275	0.45	0.33	1.91	2.24
U-212-25	Rubi	185.10	185.50	0.40	0.26	1,569	2.39	0.61	1.47	4.91
U-212-25	NC2 Este	190.55	191.05	0.50	0.35	604	0.36	0.33	5.27	9.05
U-213-25	Splay	63.85	64.45	0.60	0.56	1,454	0.06	0.26	0.70	0.94
U-213-25	Veta3	88.80	89.15	0.35	0.30	3,900	0.18	0.58	4.54	15.07
U-215-25	Mariana	84.85	86.25	1.40	1.21	522	0.91	0.90	2.71	8.70
U-215-25	Perla	92.15	92.60	0.45	0.42	518	0.20	0.80	4.28	3.65
* Estimated True Widths are unknown at this time; reported widths (m) are core interval widths.
General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were assayed by ALS Global, Mexico ("ALS"), SGS Durango (“SGS”) and La Colorada Laboratory. At ALS and SGS, using acid digestion with ICP finish for silver, lead, zinc, and copper. For samples above the detection limits of ICP, they were finalized with absorption spectrometry ("AAS"); For lead and zinc grades greater than 30%, the determination was made by volumetric titration. Samples sent to ALS Global were prepared in Zacatecas and Hermosillo, Mexico laboratories and sent to Vancouver, B.C. Laboratory for assay. Samples sent to SGS were prepared and assayed in Durango. At La Colorada Laboratory, gold and silver were assayed by fire assay (20g) and gravimetric finish; for lead, copper, and zinc, sample is digested by aqua regia and finished by AAS. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to ALS Global and La Colorada Laboratory demonstrate acceptable accuracy and precision. The Qualified Persons have verified the data disclosed in this news release and they are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. There were no limitations on the Qualified Persons' verification process. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. ALS Global is independent from Pan American and accredited by ISO/IEC 17025:2017. La Colorada Laboratory is the internal laboratory of the La Colorada Mine, operated by the Company and certified by ISO9001:2015 for Quality Management System.
See the Company's Annual Information Form dated February 18, 2026, available at www.sedarplus.ca, or the Company's most recent Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), for further information concerning QAQC and data verification matters, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and mineral resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Senior Vice President Exploration and Geology, Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Wright, P. Geo., Vice President Mineral Resource Management, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
Pan American is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.

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Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC and may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the operating Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the extent of, and success related to any future exploration or development programs, including with respect to the exploration program at the La Colorada Skarn; expectations regarding exploration drilling; expectations regarding a phased development plan at La Colorada; and plans to report our annual mineral reserve and mineral resource as at June 30, 2026.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP.	6

NEWS RELEASE

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP, and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; risks related to taxation; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	7